Filed pursuant to Rule 424(b)(3)
File No. 333-259455

Up to $650,000,000
Common Stock
Supplement No. 3, dated August 2, 2022
to
Prospectus, dated October 29, 2021 and
Prospectus Supplement, dated November 2, 2021

This supplement amends, supplements or modifies certain information contained in the prospectus supplement, dated November 2, 2021 (the “ATM Prospectus Supplement”) and the accompanying prospectus, dated October 29, 2021 (the “Base Prospectus,” and together with the ATM Prospectus Supplement, any supplements thereto and the documents deemed incorporated by reference in each, the “Prospectus”), which relate to the sale of shares of common stock of Capital Southwest Corporation in an “at-the-market” offering (the “ATM Program”) pursuant to certain equity distribution agreements (as described below). The terms the “Company,” “CSWC,” “we,” “us,” and “our” refer to Capital Southwest Corporation and its subsidiaries, unless indicated otherwise. Capitalized terms used but not defined herein shall have the same meaning given them in the ATM Prospectus Supplement.
You should carefully read the entire Prospectus and this supplement before investing in our common stock. This supplement should be read in conjunction with the Prospectus. You should also carefully consider the information set forth under the sections entitled “Risk Factors” on page S-10 of the ATM Prospectus Supplement, page 11 of the Base Prospectus and in our Annual Report on Form 10-K for the fiscal year ended March 31, 2022, which is incorporated by reference into the Prospectus, as well as in our subsequent filings with the Securities and Exchange Commission that are incorporated into the Prospectus, before investing in our common stock.
This supplement is being filed to reflect that, on August 2, 2022, we increased the maximum amount of shares of our common stock to be sold through the ATM Program to $650,000,000 from $250,000,000. In connection with the upsize of the ATM Program to $650,000,000, we entered into (i) third amendments to the third amended and restated equity distribution agreements, each dated August 2, 2022, with each of Jefferies LLC (“Jefferies”) and Raymond James & Associates, Inc. (“Raymond James”) and (ii) third amendments to the amended and restated equity distribution agreements, each dated August 2, 2022, with each of JMP Securities LLC (“JMP”) and B. Riley Securities, Inc. (“B. Riley” and, together with Jefferies, Raymond James and JMP, the “Sales Agents”). The Company’s equity distribution agreements with each of the Sales Agents are on substantially the same terms and conditions as one another.
STATUS OF THE "AT-THE-MARKET" OFFERING
From March 4, 2019 to June 30, 2022, we sold a total of 10,440,512 shares of our common stock under the ATM Program for gross proceeds of approximately $230.2 million and net proceeds of approximately $225.3 million, after deducting commissions to the Sales Agents on shares sold and offering expenses. As a result and as of the date hereof, up to approximately $419.8 million in aggregate amount of our common stock remains available for sale under the ATM Program.

FEES AND EXPENSES

The following table is intended to assist you in understanding the costs and expenses you will bear directly or indirectly. We caution you that some of the percentages indicated in the table below are estimates and may vary. Except where the context suggests otherwise, whenever there is a reference to fees or expenses paid by “you,” “us” or “CSWC,” or that “we” will pay fees or expenses, you will indirectly bear such fees or expenses as investors in us.

Shareholder Transaction Expenses:
Sales load (as a percentage of offering price)	1.50%	(1)
Offering expenses (as a percentage of offering price)	0.40%	(2)
Dividend reinvestment plan expenses	—%	(3)
Total shareholder transaction expenses (as a percentage of offering price)	1.90%

Annual Expenses (as a percentage of net assets attributable to common stock for the quarter ended June 30, 2022):
Operating expenses	3.91%	(4)
Interest payments on borrowed funds	6.05%	(5)
Income tax expense/(benefit)	0.17%	(6)
Acquired fund fees and expenses	0.95%	(7)
Total annual expenses	11.08%

(1)Represents the Sales Agents’ commission with respect to the shares of common stock being sold in this offering. There is no guarantee that there will be any additional sales of our common stock pursuant to the Prospectus.
(2)The offering expenses of this offering are estimated to be approximately $2,600,000, of which we have incurred $1,065,100 as of July 29, 2022.
(3)The expenses of administering our dividend reinvestment plan (“DRIP”) are included in operating expenses. The DRIP does not allow shareholders to sell shares through the DRIP. If a shareholder wishes to sell shares they would be required to select a broker of their choice and pay any fees or other costs associated with the sale.
(4)Operating expenses in this table represent the estimated annual operating expenses of CSWC and its consolidated subsidiaries based on annualized operating expenses for the quarter ended June 30, 2022. We do not have an investment adviser and are internally managed by our executive officers under the supervision of our board of directors. As a result, we do not pay investment advisory fees, but instead we pay the operating costs associated with employing investment management professionals including, without limitation, compensation expenses related to salaries, discretionary bonuses and restricted stock grants.
(5)Interest payments on borrowed funds represents our estimated annual interest payments based on actual interest rate terms under the Credit Facility and our anticipated drawdowns from the Credit Facility, our actual interest rate terms under the SBA Debentures and our anticipated drawdowns of the SBA Debentures, the January 2026 Notes, and the October 2026 Notes. As of June 30, 2022, we had $215.0 million outstanding under the Credit Facility, $80.0 million outstanding under the SBA Debentures, $140.0 million in aggregate principal of the January 2026 Notes outstanding, and $150.0 million in aggregate principal of the October 2026 Notes outstanding. Any future issuances of debt securities will be made at the discretion of management and our board of directors after evaluating the investment opportunities and economic situation of the Company and the market as a whole.
(6)Income tax expense/(benefit) relates to the accrual of (a) deferred and current tax provision (benefit) for U.S. federal income taxes and (b) excise, state and other taxes. Deferred taxes are non-cash in nature and may vary significantly from period to period. We are required to include deferred taxes in calculating our annual expenses even though deferred taxes are not currently payable or receivable. Income tax expense/(benefit) represents the estimated annual income tax expense/(benefit) of CSWC and its consolidated subsidiaries based on annualized income tax expense/(benefit) for the quarter ended June 30, 2022.
(7)Acquired fund fees and expenses represent the estimated indirect expense incurred due to our investment in I-45 SLF LLC, a joint venture with Main Street Capital Corporation, based upon the actual amount incurred for the fiscal year ended March 31, 2022.

Example
The following example demonstrates the projected dollar amount of total cumulative expenses that would be incurred over various periods with respect to a hypothetical investment in our common stock. In calculating the following expense amounts, we have assumed we would have no additional leverage and that our annual operating expenses would remain at the levels set forth in the table above.

	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 investment, assuming 5.0% annual return	$111	$313	$491	$849

The example and the expenses in the table above should not be considered a representation of our future expenses, and actual expenses may be greater or less than those shown. While the example assumes, as required by the SEC, a 5.0% annual return, our performance will vary and may result in a return greater or less than 5.0%. In addition, while the example assumes reinvestment of all dividends at NAV, participants in our DRIP will receive a number of shares of our common stock, determined by dividing the total dollar amount of the dividend payable to a participant by the average purchase price of all shares of common stock purchased by the administrator of the DRIP in the event that shares are purchased in the open market to satisfy the share requirements of the DRIP, which may be at, above or below NAV. See “Dividend Reinvestment Plan” in the Base Prospectus for additional information regarding our DRIP.

PRICE RANGE OF COMMON STOCK AND HOLDERS

Market Information

Our common stock is traded on the Nasdaq Global Select Market under the symbol “CSWC.”

The following table sets forth, for each fiscal quarter within the two most recently completed fiscal years and subsequent interim periods, the range of high and low selling prices of our common stock as reported on the Nasdaq Global Select Market, as applicable, and the sales price as a percentage of the NAV per share of our common stock.

		Price Range
	NAV (1)	High	Low	Premium (Discount) of High Sales Price to NAV (2)	Premium (Discount) of Low Sales Price to NAV (2)

Year ending March 31, 2023
Second Quarter (through July 29, 2022)	*	$20.17	$18.26	*	*
First Quarter	$16.54	24.40	17.79	47.52%	7.56%
Year ending March 31, 2022
Fourth Quarter	$16.86	$26.61	$22.78	57.83%	35.11%
Third Quarter	16.19	28.41	23.75	75.48	46.70
Second Quarter	16.36	28.33	23.28	73.17	42.30
First Quarter	16.58	28.10	22.16	69.48	33.66
Year ended March 31, 2021
Fourth Quarter	$16.01	$22.75	$17.55	42.10%	9.62%
Third Quarter	15.74	17.98	12.63	14.23	(19.76)
Second Quarter	15.36	15.20	12.32	(1.04)	(19.79)
First Quarter	14.95	16.02	8.76	7.16	(41.40)

(1)NAV per share is determined as of the last day in the relevant quarter and therefore may not reflect the NAV per share on the date of the high and low sales prices. The NAVs shown are based on outstanding shares at the end of each period.

(2)Calculated as the respective high or low share price divided by NAV and subtracting 1.

* NAV has not yet been determined.

On July 29, 2022, there were approximately 345 holders of record of our common stock, which did not include shareholders for whom shares are held in “nominee” or “street name.” On July 29, 2022, the closing price of our common stock on the Nasdaq Global Select Market was $19.98 per share.

Shares of BDCs may trade at a market price that is less than the value of the net assets attributable to those shares. The possibility that our shares of common stock will trade at a discount from net asset value per share or at premiums that are unsustainable over the long term are separate and distinct from the risk that our net asset value per share will decrease. It is not possible to predict whether our common stock will trade at, above, or below net asset value per share.